SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE SELECTED TO THE 2016 TSX VENTURE 50® FOR SECOND

YEAR IN A ROW

January 26, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, is pleased to announce that it has achieved a ranking in the TSX Venture 50 for 2016, to be announced on February 25, 2016. This will mark the second year that Snipp has achieved this recognition by the TSX Venture Exchange, having ranked as the No. 3 top performing company in the Technology & Life Sciences sector in 2015, and this year will be one of only two companies to be re-selected from this sector.

Atul Sabharwal, CEO of Snipp, said, “We are pleased and honored to have been selected to the TSX Venture 50 for the second year in a row. This distinction is a validation of our long-term growth prospects, particularly as we focus on new markets such as multi-channel brand loyalty and enterprise promotion packages. We would like to thank our investors and shareholders for their continued support and belief in our technology solutions and market vision.”

The TSX Venture 50® is an annual ranking of the top 10 companies listed on the TSX Venture Exchange in each of five major industry sectors – mining, oil & gas, technology & life sciences, diversified industries, and clean technology – based on a ranking formula with equal weighting given to market capitalization growth, share price appreciation and trading volume.

Visit the TSX Venture 50® microsite for the full list of 2016 honorees.

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. In 2015, Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.